UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

STR HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78478V100

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78478V100	SCHEDULE 13D/A	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Red Mountain Capital Partners LLC	73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*	AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,204,132 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,204,132 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,132 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 78478V100	SCHEDULE 13D/A	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Red Mountain Capital Partners II, L.P.	20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*	WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,204,132 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,204,132 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,132 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 78478V100	SCHEDULE 13D/A	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	RMCP GP LLC	20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*	AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,204,132 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,204,132 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,132 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 78478V100	SCHEDULE 13D/A	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Red Mountain Capital Management, Inc.	13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*	AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,204,132 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,204,132 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,132 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 78478V100	SCHEDULE 13D/A	PAGE 6 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*	AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,204,132 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,204,132 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,132 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 78478V100	SCHEDULE 13D/A	PAGE 7 OF 9 PAGES

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2011, as amended by Amendment No. 1 thereto, filed with the SEC on October 11, 2011, Amendment No. 2 thereto, filed with the SEC on February 1, 2012, Amendment No. 3 thereto, filed with the SEC on February 7, 2012, Amendment No. 4 thereto, filed with the SEC on February 24, 2012, Amendment No. 5 thereto, filed with the SEC on May 18, 2012, and Amendment No. 6 thereto, filed with the SEC on August 21, 2012 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of STR Holdings, Inc., a Delaware corporation (“STRI”). RMCP LLC, RMCP II, RMCP GP, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 6 below is hereby incorporated by reference in response to this Item 4.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

As previously disclosed, RMCP LLC and STRI entered into a confidentiality and standstill agreement (the “Confidentiality and Standstill Agreement”) on February 23, 2012, pursuant to which STRI agreed to provide RMCP LLC with certain information about STRI on a confidential basis, and RMCP LLC agreed to certain standstill provisions until December 31, 2012. On December 17, 2012, RMCP LLC and STRI entered into the Amendment No. 1 to Confidentiality and Standstill Agreement (the “First Amendment”), pursuant to which the terms of the Confidentiality and Standstill Agreement are extended until December 31, 2013.

The foregoing description of the First Amendment is a summary only and is qualified in its entirety by reference to the full text of the First Amendment, which is filed as Exhibit 6 to this Schedule 13D and is hereby incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

6	Amendment No. 1 to Confidentiality and Standstill Agreement, dated as of December 17, 2012, by and between STRI and RMCP LLC (filed herewith).

CUSIP No. 78478V100	SCHEDULE 13D/A	PAGE 8 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2012

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 78478V100	SCHEDULE 13D/A	PAGE 9 OF 9 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of August 15, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 15, 2011).

2	Letter to Management, dated as of January 31, 2012, sent by RMCP LLC to Dennis L. Jilot, Executive Chairman of the Board of STRI (incorporated by reference to Exhibit 2 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2012).

3	Management Response, dated as of February 3, 2012, sent by Dennis L. Jilot, Executive Chairman of the Board of STRI, to RMCP LLC (incorporated by reference to Exhibit 3 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on February 7, 2012).

4	Second Letter to Management, dated as of February 6, 2012, sent by RMCP LLC to Dennis L. Jilot, Executive Chairman of the Board of STRI (incorporated by reference to Exhibit 4 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on February 7, 2012).

5	Confidentiality and Standstill Agreement, dated as of February 23, 2012, by and between STRI and RMCP LLC (incorporated by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on February 24, 2012).

6	Amendment No. 1 to Confidentiality and Standstill Agreement, dated as of December 17, 2012, by and between STRI and RMCP LLC (filed herewith).